UNITY ORGANICS, LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Unity Organics, LLC
Nashville, Tennessee

We have reviewed the accompanying financial statements of Unity Organics, LLC, which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Unity Organics, LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 7, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

UNITY ORGANICS, LLC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 1,468	$ 742,157
Accounts receivable, net	326,996	-
Inventory	546,095	289,168
Prepaid expenses and other current assets	772	-
TOTAL CURRENT ASSETS	875,331	1,031,325
PROPERTY AND EQUIPMENT		
Property and equipment, net	149,327	47,690
OTHER ASSETS		
Deposits	5,000	5,000
TOTAL ASSETS	$ 1,029,658	$ 1,084,015

LIABILITIES AND MEMBERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 3,612	$ 4,478
Accrued expenses	4,383	20,000
Line of credit	46,382	-
Convertible note and accrued interest	302,096	-
Due to related party	2,376	-
TOTAL CURRENT LIABILITIES	358,849	24,478
TOTAL LIABILITIES	358,849	24,478
MEMBERS' EQUITY		
Capital contributions, net	1,137,769	1,141,139
Accumulated deficit	(466,960)	(81,602)
TOTAL MEMBERS' EQUITY	670,809	1,059,537
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,029,658	$ 1,084,015

See independent accountant's review report and accompanying notes to financial statements.

UNITY ORGANICS, LLC
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 1,010,339	$ 147,842
COST OF GOODS SOLD	434,441	40,358
GROSS PROFIT	575,898	107,484
OPERATING EXPENSES		
Contractors expense	152,245	-
Depreciation expense	21,569	2,353
General and administrative	221,933	49,027
Payroll expenses	227,748	24,640
Professional fees	55,139	25,530
Sales and marketing	286,527	86,747
TOTAL OPERATING EXPENSES	965,161	188,297
NET OPERATING LOSS	(389,263)	(80,813)
OTHER INCOME/(EXPENSES)		
Rebate income	5,144	637
Gain on sale of asset	1,593	-
Interest expense	(2,832)	(551)
TOTAL OTHER INCOME/(EXPENSES)	3,905	86
NET LOSS	$ (385,358)	$ (80,727)

See independent accountant's review report and accompanying notes to financial statements.

UNITY ORGANICS, LLC
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Membership Units	Contributions/ (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	92,600	131,138	$ (875)	$ 130,263
Contributions	56,654	1,100,000	-	$ 1,100,000
Distributions	-	(89,999)	-	$ (89,999)
Net loss	-	-	(80,727)	$ (80,727)
ENDING BALANCE, DECEMBER 31, 2020	149,254	$ 1,141,139	$ (81,602)	$ 1,059,537
Distributions	-	(3,370)	-	$ (3,370)
Net loss	-	-	(385,358)	$ (385,358)
ENDING BALANCE, DECEMBER 31, 2021	**149,254**	**$ 1,137,769**	**$ (466,960)**	**$ 670,809**

See independent accountant's review report and accompanying notes to financial statements.

UNITY ORGANICS, LLC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (385,358)	$ (80,727)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	21,569	2,353
(Increase) decrease in assets:		
Accounts receivable	(326,996)	-
Inventory	(256,927)	(104,633)
Prepaid expenses and other current assets	(772)	-
Increase (decrease) in liabilities:		
Accounts payable	(866)	(6,020)
Accrued expenses	(15,617)	20,000
CASH USED FOR OPERATING ACTIVITIES	(964,967)	(169,027)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(123,206)	(45,330)
CASH USED FOR INVESTING ACTIVITIES	(123,206)	(45,330)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	302,096	-
Draws/(Repayments) on line of credit, net	46,382	(13,595)
Loan/(Repayment of loan) to related party	2,376	(40,955)
Contributions/(distributions), net	(3,370)	1,010,001
CASH PROVIDED BY FINANCING ACTIVITIES	347,484	955,451
NET INCREASE (DECREASE) IN CASH	(740,689)	741,094
CASH AT BEGINNING OF YEAR	742,157	1,063
CASH AT END OF YEAR	$ 1,468	$ 742,157
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 736	$ 551
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Unity Organics, LLC dba Unity Wellness Co. (the "Company") was organized in the State of Delaware on March 19, 2018. The Company specializes in beverages that contain CBD (cannabidiol) that is a natural ingredient with benefits of antioxidants and anti-inflammatories to strengthen both the body and mind.

Going Concern
Since Inception, the Company has relied on funds from convertible notes and member contributions issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, and 2020, the balance of inventory related to finished goods was $546,095 and $289,168, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment and machinery is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Tennessee.

1. <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling health benefit beverages. The Company's payments are generally collected net-30. For years ending December 31, 2021, and 2020 the Company recognized $1,010,339 and $147,842 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1. Summary of Significant Accounting Policies (continued)

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:	2021	2020
Office Equipment and machinery	$ 128,703	$ 1,158
Motor Vehicles	43,069	48,885
	171,772	50,043
Less: Accumulated depreciation	(22,445)	(2,353)
Total	$ 149,327	$ 47,690

4. Convertible Notes

During 2021, the Company issued one convertible promissory note for $300,000 with a 3% APR and maturity date in 2022. If the Company has not paid back the entire balance before the next financing close of $2,000,000 or more, the entire balance of the note (and accrued interest) shall automatically be cancelled and converted into the number of units obtained by dividing (a) the entire balance by (b) the Conversion price then in effect, rounded to the nearest whole number.

Conversion price is defined as an amount equal to the lower of (i) the product obtained by multiplying (A) Eighty Percent (80%) (representing a discount rate of 20%) by (B) the lowest per-unit selling price at which units of Conversion Unit are or have been issued in the Next Financing as of the date of the conversion of this Note into such Conversion Unit and (ii) the quotient obtained by dividing (A) Nine Million Dollars ($9,000,000.00) by (B) the number of units of Member Unit of Borrower outstanding immediately prior to the Next Financing Closing.

5. Due to Related Party

From time to time, the majority member of the Company provides funds to the Company, to assist with operating expenses. The balance of the amount due to the related party was $2,376 and nil, as of December 31, 2021, and 2020, respectively. Per the loan agreement, the note bears no interest or maturity date. Management intends to pay back the note within the next year.

6. Line of Credit

The Company has two lines of credit with commercial banks. One line of credit allows for up to a $200,000, while the other allows for up to $21,600. The lines of credit bears 11.5% - 16% interest. The lines are personally guaranteed by a majority member of the Company. Minimum monthly payments on the line are interest only. As of December 31, 2021, and 2020, the Company had $46,382 and nil outstanding on the line of credit.

7. Equity

Member Units
As of December 31, 2021, and 2020, the Company has issued a total of 149,254 membership units in the Company.

8. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on March 19, 2018, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9. Subsequent Events

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Convertible Notes. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive a 5.5% commission fee.

The Company currently has commitments of $159,300 on Wefunder.

Convertible Notes Issued
The Company has raised funds under a Regulation D offering, with the same terms as WeFunder. As of April 7, 2022, the Company has raised $300,000 outside of the Wefunder raise.

Managements Evaluation
The Company has evaluated subsequent events through April 7, 2022, the date through which the financial statements was available to be issued. It has been determined that no events require additional disclosure.